Exhibit 21.1

LIST OF SUBSIDIARIES OF EXPRO GROUP HOLDINGS N.V.

Entity	Jurisdiction
CTL UK Holdco Ltd	United Kingdom
Exploration and Production Services (Holdings) Ltd	United Kingdom
Expro Gulf Ltd	Cyprus
Expro Holdings UK 2 Ltd	United Kingdom
Expro Holdings UK 3 Ltd	United Kingdom
Expro Holdings UK 4 Ltd	United Kingdom
Expro Holdings US Inc.	Delaware, USA
Expro International B.V.	The Netherlands
Expro LP B.V.	The Netherlands
Expro North Sea Ltd	United Kingdom
Expro Resources Ltd	United Kingdom
Expro US GP, LLC	Delaware, USA
Expro US Holdings LLC	Delaware, USA
Expro Worldwide B.V.	The Netherlands
Frank’s International Hungary Kft.	Hungary
Frank's International (Gibraltar) Limited	Gibraltar
Frank's International C.V.	The Netherlands
Frank's International Coöperatief U.A.	The Netherlands
Frank's International Operations B.V.	The Netherlands